Elaine D. Marion
Chief Financial Officer
(O) 703-984-8040
(F) 703-984-8640
emarion@eplus.com

May 2, 2016

BY EDGAR AND U.S.P.S.

Mr. Stephen G. Krikorian
Accounting Branch Chief
Office of Information Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ePlus inc. Form 10-K for the fiscal year ended March 31, 2015 Filed May 29, 2015 File No. 001-34167

Dear Mr. Krikorian:

This letter is submitted by ePlus inc. (the "Company") in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's Form 10-K for the fiscal year ended March 31, 2015 (the "Form 10-K"), as set forth in your letter to Phillip G. Norton dated April 19, 2016.
For your reference, the text of each comment contained in your letter has been reproduced herein, followed by the Company's response.
Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34
1.	In your response to prior comment 6, you indicate that you analyze revenues by customer end market and by manufacturer, as opposed to discrete product and service categories. However, your current operating results discussion does not appear to reflect management's approach to analyzing revenues. Please tell us what consideration you gave to providing a discussion of revenues by customer end market and by manufacturer, including an analysis of the reasons for changes thereto.

RESPONSE:  We advise the Staff that we will include an analysis of revenues by customer end market and by manufacturer, including an analysis of the reasons for changes thereto, in the operating results section of our Management's Discussion and Analysis in future filings beginning with our upcoming Form 10-K for the fiscal year ended March 31, 2016.
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Please contact the undersigned at (703) 984-8040 with any further comments or questions you may have.

Sincerely,

/s/ Elaine D. Marion
Elaine D. Marion
Chief Financial Officer

cc:	Mr. Phillip G. Norton
Lloyd H. Spencer, Esq.

ePlus inc. 13595 Dulles Technology Drive   Herndon, VA 20171   (703) 984-8400  www.eplus.com